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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.       2      )*

Name of Issuer:  WinStar Communications, Inc.

Title of Class of Securities: Common Stock, Par Value $0.01 per share

CUSIP Number:  975515107

                     Mr. Marko Dimitrijevic,
           c/o Everest Capital Limited, Corner House,
           20 Parliament St., Hamilton HM 12, Bermuda

                            11/14/95

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this
statement    .  (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     975515107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Everest Capital Limited


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

    AF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Bermuda


7.  Sole Voting Power:

         1,946,428 (including Notes convertible to a maximum of 1,071,428.60 shares and Warrants exercisable for a maximum of 400,000 shares)


8.  Shared Voting Power:




9.  Sole Dispositive Power

         1,946,428 (including Notes convertible to a maximum of 1,071,428.60 shares and Warrants exercisable for a maximum of 400,000 shares)


10. Shared Dispositive Power:


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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,946,428 (including Notes convertible to a maximum of 1,071,428.60 shares and Warrants exercisable for a maximum of 400,000 shares)


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         7.6%


14. Type of Reporting Person*
         CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.



























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    The purpose of this Amendment No. 2 to Schedule 13D is to
amend Everest Capital Limited's (the "Reporting Person") Schedule 13D dated July 13, 1995 relating to ownership of the Common Stock, par value $0.01, of WinStar Communications, Inc. (the "Shares"). Based upon the total number of 24,167,231 outstanding Shares as of November 3, 1995, the Reporting Person is deemed to beneficially own 7.6% of the Shares. Capitalized terms not defined herein are as defined in the original Schedule 13D.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No Change.

Item 3.  Source and Amount of Funds or Other Consideration.

         No Change.

Item 4.  Purpose of Transactions.

         No Change.

Item 5.  Interest in Securities of Issuer.

         Item 5(a) is hereby amended as follows:

         (a) Assuming immediate conversion of the Notes and immediate exercise of the Warrants, the Reporting Person beneficially owns 1,946,428 Shares, representing 7.6% of the Issuer's outstanding Shares. This figure is based on a total of 24,167,231 Shares outstanding as stated in the Prospectus of WinStar Communications, Inc. which is dated November 3, 1995.

         (b)  No change.

         (c)  No change.

         (d)  No change.

         (e)  No change.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Person utilizes an arbitrage strategy to realize disparities between the price of a security and


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         a convertible security relating to that security.
         Accordingly, the Reporting Person has entered into arrangements to sell 700,000 of the Shares. The Reporting Person otherwise has no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

         None.





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 1995
____________________________
Date


/s/ Marko Dimitrijevic
____________________________
Signature


Marko Dimitrijevic/President
____________________________
Name/Title





















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